Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below) and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is not being made to (and no tenders will be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in any such jurisdiction in compliance with such applicable laws. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

IKANOS COMMUNICATIONS, INC

at

$2.75 net per Share

by

King Acquisition Co.,

a wholly-owned subsidiary of

Qualcomm Atheros, Inc.

an indirect wholly-owned subsidiary of

QUALCOMM Incorporated

King Acquisition Co., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Qualcomm Atheros, Inc., a Delaware corporation (“Parent”) and an indirect wholly-owned subsidiary of QUALCOMM Incorporated, is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Ikanos Communications, Inc., a Delaware corporation (“Ikanos”), at a price of $2.75 per Share, net to the seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated August 19, 2015 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees, commissions or, except as set forth in the Letter of Transmittal, stock transfer taxes on the sale of Shares to Purchaser pursuant to the Offer. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if they will be charged any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:01 A.M. (EASTERN TIME) ON SEPTEMBER 17, 2015, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 5, 2015, by and among Purchaser, Parent and Ikanos (as it may be amended from time to time as permitted in accordance with its terms, the “Merger Agreement”), pursuant to which, following the time Purchaser accepts, for the first time, for payment Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Offer Acceptance Time”) and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will merge with and into Ikanos (the “Merger”), with Ikanos continuing as the surviving corporation in the Merger and as a wholly-owned subsidiary of Parent. Because the Merger will be governed by Section 251(h) of the Delaware General Corporation Law, as amended (the “DGCL”), no stockholder vote will be required to consummate the Merger. At the effective time of the Merger, each Share then outstanding (other than Shares (i) owned by Ikanos or held as treasury stock, (ii) owned by Parent, Purchaser or any wholly-owned subsidiary of Parent, (iii) owned by any wholly-owned subsidiary of Ikanos, (iv) irrevocably accepted for purchase pursuant to the Offer, or (v) held by a holder who is entitled to demand and properly exercises and perfects its demand for appraisal in accordance with Section 262 of the DGCL, and in the case of (i), (ii) and (iii), such Shares will be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive the Offer Price, net in cash, without interest (less any applicable withholding taxes). Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares. As a result of the Merger, the Shares will cease to be publicly traded, and Ikanos will become directly wholly-owned by Parent. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is conditioned upon: (i) there being validly tendered and not validly withdrawn prior to 12:01 a.m. (Eastern Time) on September 17, 2015 (the “Expiration Time,” unless the Offer is extended pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended, will expire, and the date on which the Expiration Time occurs is referred to herein as the “Expiration Date”) that number of Shares (excluding Shares tendered pursuant to procedures for guaranteed delivery and not actually delivered prior to the Expiration Time) that when added to the Shares then owned by Purchaser represent one more than 50% of the sum of (A) the total number of Shares outstanding at the time of the expiration of the Offer plus (B) the aggregate number of Shares issuable upon conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares or other rights to acquire or to be issued Shares (including all then outstanding options, restricted stock units and warrants) from which Ikanos has received notices of conversion, settlement or exercise prior to the Expiration Date or which automatically convert, settle or exercise prior to the Acceptance Time (and as to which Shares have not yet been issued) (the “Minimum Condition”), (ii) receipt of any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) imposed under Taiwan antitrust law (the “Antitrust Condition”), (iii) the absence of a material adverse effect on Ikanos and (iv) certain other customary conditions (each an “Offer Condition”).

THE BOARD OF DIRECTORS OF IKANOS UNANIMOUSLY RECOMMENDS THAT YOU

TENDER ALL OF YOUR SHARES PURSUANT TO THE OFFER.

After careful consideration, the board of directors of Ikanos (the “Ikanos Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of Ikanos and its stockholders; (ii) agreed that the Merger shall be subject to Section 251(h) of the DGCL; (iii) approved the execution, delivery and performance by Ikanos of the Merger Agreement and the consummation of the transactions contemplated therein, including the Offer and the Merger; and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Offer to Purchase, the Letter of Transmittal and Ikanos’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Ikanos Board and the reasons therefor) contain important information. Stockholders should carefully read these documents in their entirety before making a decision with respect to the Offer. If at 12:01 a.m., Eastern Time, on the Expiration Date or any subsequent date as of which the Offer is scheduled to expire, any Offer Condition is not satisfied and has not been waived, Purchaser may, in its discretion (and without the consent of Ikanos or any other person), extend the Offer on one or more occasions, for an additional period of up to ten business days per extension, to permit such Offer Condition to be satisfied. Purchaser will extend the Offer from time to time for: (A) the minimum period required by any law, interpretation or position of the U.S. Securities and Exchange Commission or its staff or NASDAQ or its staff, in each case, applicable to the Offer; and (B) periods of up to 15 business days per extension until the Antitrust Condition shall have been satisfied. In addition, if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of Ikanos, Purchaser will extend the Offer on one occasion for an additional period of up to ten business days, to permit such Offer Condition to be satisfied; provided, however, that in no event shall Purchaser: (1) be required to extend the Offer beyond the earliest to occur of (x) the valid termination of the Merger Agreement and (y) February 5, 2016; or (2) be permitted to extend the Offer beyond February 5, 2016 without the prior written consent of Ikanos.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which Parent and Purchaser may choose to make any public announcement, Parent and Purchaser will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement. In the case of an extension of the Offer, Parent and Purchaser will make a public announcement of such extension no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Time.

There will not be a subsequent offering period for the Offer. Pursuant to the Merger Agreement, subject to the satisfaction of the Minimum Condition and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser, Parent and Ikanos will take all necessary and appropriate action to cause the Merger to become effective following the Offer Acceptance Time. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser, Parent and Ikanos have agreed to cause the Merger to become effective following the Offer Acceptance Time.

Upon the terms and subject to the conditions of the Offer, Purchaser will accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Time. Notwithstanding the foregoing, Purchaser reserves the right, in its sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer.

Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the Offer Price with the Depositary, which will act as your agent for the purpose of receiving payments from Purchaser and transmitting such payments to you. Upon the deposit of such funds with the Depositary, Purchaser’s obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

In all cases, payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Depository Trust Company (the “Book-Entry Transfer Facility”), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or in connection with a book-entry transfer, a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce that agreement against the participant) and (iii) any other required documents. For a description of the procedure for tendering Shares, see the Offer to Purchase. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in Purchaser’s sole discretion. Purchaser reserves the absolute right to reject any and all tenders determined by Purchaser not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser’s counsel, be unlawful.

Shares tendered by a notice of guaranteed delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such notice of guaranteed delivery are delivered to the Depositary.

Ikanos has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. Purchaser will send the Offer to Purchase, the Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash as payment for the Shares pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes. For a summary of the material United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its or his or her own tax advisor regarding the United States federal income tax consequences of the Offer and the Merger to it in light of its, his or her particular circumstances, as well as the income or other tax consequences that may arise under the laws of any United States local, state or federal or non-United States taxing jurisdiction and the possible effects of changes in such tax laws.

The information required to be disclosed by Rule 14d-6(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Questions and requests for assistance may be directed to D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”), at the address and telephone number set forth below. In addition, requests for additional copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

Except as set forth in the Offer to Purchase, neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:

D.F. KING & CO., INC.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers Call Collect: 212-493-3910

All Others Please Call Toll-Free: 877-478-5044

August 19, 2015